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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 10)

                                   VERIO INC.
                           (Name of Subject Company)

                                   VERIO INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.00l per share
     Series A 6.75% Convertible Preferred Stock, par value $.001 per share
                         (Title of Class of Securities)

                            923433106 (Common Stock)
                          923433502 (Preferred Stock)
                          923433304 (Preferred Stock)
                     (CUSIP Number of Class of Securities)

                               Justin L. Jaschke
                            Chief Executive Officer
                      8005 South Chester Street, Suite 200
                           Englewood, Colorado 80112
                                 (303) 645-1900
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

            Gavin B. Grover, Esq.                        Carla Hamre Donelson, Esq.
           Morrison & Foerster LLP                            General Counsel
              425 Market Street                                  Verio Inc.
       San Francisco, California 94105              8005 South Chester Street, Suite 200
               (415) 268-7000                            Englewood, Colorado 80112
                                                               (303) 645-1900

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  This Amendment No. 10 (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on May 18, 2000 by Verio Inc., a Delaware corporation ("Verio" or the "Company"), as amended by Amendment No. 1 thereto filed with the SEC on May 24, 2000, Amendment No. 2 thereto filed with the SEC on June 13, 2000, Amendment No. 3 thereto filed with the SEC on June 15, 2000, Amendment No. 4 thereto filed with the SEC on June 20, 2000, Amendment No. 5 thereto filed with the SEC on June 30, 2000, Amendment No. 6 thereto filed with the SEC on July 14, 2000, Amendment No. 7 thereto filed with the SEC on July 20, 2000, Amendment No. 8 thereto filed with the SEC on July 28, 2000, and Amendment No. 9 thereto filed with the SEC on August 1, 2000, relating to the tender offer by Chaser Acquisition, Inc., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications") and a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan, disclosed in a Tender Offer Statement on Schedule TO, dated May 17, 2000, as amended, to purchase all of the issued and outstanding shares of the Company's common stock, par value $.001 per share ("Common Stock"), (other than shares of Common Stock already owned by NTT Communications and its subsidiaries) at a purchase price of $60.00 per share, net to the seller in cash, without interest thereon, all of the issued and outstanding shares of the Company's Series A 6.75% Convertible Preferred Stock, par value $.001 per share ("Preferred Stock"), at a purchase price of $62.136 per share, plus all accumulated and unpaid dividends on each share of Preferred Stock from August 1, 2000 to and including the expiration date of the Offer (as defined below), net to the seller in cash, without interest thereon, and certain outstanding warrants to purchase 1,306,228 shares of Common Stock, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This Amendment is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the
Schedule 14D-9.

Item 6. Interest in Securities of the Subject Company.

  Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

    (23) On August 3, 2000, Verio, Verio, LLC and Salomon Brothers Holding Company Inc. amended their Confirmation for Equity Swap Transaction, dated as of March 17, 2000, in order to allow, among other things, Verio, LLC to enter into a Credit Agreement, dated as of August 3, 2000, with Citibank, N.A. At the same time, Verio, LLC amended and restated the Pledge Agreement in order to allow, among other things, for the 2,860,000 shares of Common Stock already pledged as part of the equity swap transaction also to be pledged as collateral for the loan amount of $11,200,000 received by Verio, LLC from Citibank, N.A. The amendment to the Confirmation for Equity Swap Transaction also provided that Verio, LLC acknowledge that the 640,000 shares of Common Stock purchased by Salomon Brothers Holding Company Inc. from Verio, LLC on March 17, 2000 will be tendered in the Offer. All of these transactions were effected in New York City.

Item 8. Additional Information.

  Item 8, subsection "Exon-Florio Amendment" of the Schedule 14D-9 is hereby amended and supplemented by the following:

    NTT Communications and Verio continue to cooperate with CFIUS during its ongoing investigation, pursuant to the Exon-Florio Amendment, of the transactions contemplated by the Merger Agreement. While the confidential nature of that process precludes NTT Communications and Verio from reporting or commenting in detail on the status of and developments in the course of that investigation, the companies issued a joint press release, dated August 3, 2000, to address the recent volatility in Verio's stock price that appears to be related to rumors concerning the status of the transactions contemplated by the Merger Agreement. In particular, the companies confirmed that they are continuing their cooperation and discussions with CFIUS member agencies in connection with the CFIUS investigation process. By the terms

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  of the Exon-Florio Amendment, the CFIUS process will expire on or prior to
  August 29, 2000. By the terms of the Merger Agreement, and as permitted under the Exon-Florio Amendment, NTT Communications and Purchaser may elect to waive the condition under the Merger Agreement relating to the Exon-Florio Amendment and proceed to accept for payment and pay for the Shares tendered pursuant to the Offer prior to the completion of the CFIUS process. Verio and NTT Communications continue to believe that the transactions contemplated by the Merger Agreement will be found to raise no national security concerns under the Exon-Florio Amendment and that the CFIUS process will not prevent the parties to the Merger Agreement from closing the transactions contemplated by it. The full text of the joint press release of NTT Communications and Verio is attached as Exhibit
  (a)(1)(Q) hereto.

Item 9. Material to Be Filed as Exhibits.

  Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

   Exhibit No.   Description
   -----------   -----------
   (a)(1)(Q)     Joint Press Release of NTT Communications and the Company, dated August 3, 2000

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2000.                             /s/ Justin L. Jaschke
                                          By: _________________________________
                                                     Justin L. Jaschke
                                                Chief Executive Officer and
                                                          Director

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